Item 27. Exhibit (h) i. f. 1. i.

AMENDED SCHEDULE B dated January 17, 2014

ING Clarion Global Real Estate Portfolio - Class S – As of the date of this Amendment, and subject to change, the Shareholder Service Fee is 0.25% of average daily net assets of the Portfolio attributable to the Separate Accounts listed on Schedule A and is subject to the conditions set forth in Section 2.3 and in item II in Schedule D to the Agreement.